SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission File No. 000-25597

CENTENNIAL BANK EMPLOYEE SAVINGS AND PROFIT SHARING PLAN

UMPQUA HOLDINGS CORPORATION
200 SW Market Street, 19th Floor
Portland, OR 97201

CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2002 and 2001

SYMONDS, EVANS & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

INDEX TO FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULE

Years ended December 31, 2002 and 2001

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REPORT OF INDEPENDENT AUDITORS

To the Advisory Committee of the
Centennial Bank Employee Savings & Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Centennial Bank Employee Savings & Profit Sharing Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Centennial Bank Employee Savings & Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year), referred to as "supplemental information," is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Symonds, Evans & Company, P.C.

May 14, 2003

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

ASSETS	2002	2001
Investments:
Common and collective trust -
Merrill Lynch Retirement Reserves Money Fund	$3,093,896	$858,148
Employer common stock:
Umpqua Holdings Corporation Stock Fund	2,881,791	-
Centennial Bancorp Stock Fund	-	4,454,433
Shares of registered investment companies:
Pioneer Fund	812,919	1,319,972
PIMCO Total Return Administrative Fund	557,120	659,823
Merrill Lynch Focus Value Fund	512,500	721,699
Van Kampen Equity and Income Fund	494,866	-
John Hancock Small-Cap Value Fund	272,924	353,081
ING Pilgrim International Value Fund	255,356	418,285
Alliance Premier Growth Fund	249,389	432,156
Merrill Lynch Basic Value Fund	236,828	344,550
Oppenheimer Quest Balanced Value Fund	190,473	66,200
Merrill Lynch S&P 500 Index Fund	121,810	195,660
Mercury Low Duration Fund	75,138	252
Merrill Lynch Healthcare Fund	58,863	99,686
Alliance Technology Fund	39,869	49,365
Dreyfus Premier Mid-Cap Stock Fund	25,781	27,307
Davis New York Venture Fund	22,778	17,866
Merrill Lynch Small-Cap Value Fund	7,508	-
John Hancock Strategic Income Fund	7,365	4,065
Merrill Lynch International Index Fund	4,696	4,053
BlackRock Balanced Portfolio Fund	-	671,182
Munder NetNet Fund	-	54,482
Van Kampen American Value Fund	-	7,968
Total investments	9,921,870	10,760,233
Receivables:
Employer contribution	400,000	400,000
Participant contributions	25,704	20,628
Total receivables	425,704	420,628
Total assets	10,347,574	11,180,861

LIABILITIES

Excess contributions payable	34,543	1,138

Net assets available for benefits	$10,313,031	$11,179,723

See accompanying notes

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years ended December 31, 2002 and 2001

	2002	2001

Additions to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$137,964	$(664,903)
Interest and dividends	193,081	237,862
Total investment income (loss), net	331045	(427,041)
Contributions:
Participant deferrals	732,845	829,214
Employer	400,000	400,000
Participant rollovers	206,940	267,505
Total contributions	1,339,785	1,496,719
Total additions, net	1,670,830	1,069,678
Deductions from net assets attributed to:
Benefits paid to participants in cash	1,489,398	519,171
Benefits paid to participants in employer common stock	1,048,124	165,949
Total deductions	2,537,522	685,120
Net increase (decrease)	(866,692)	384,558
Net assets available for benefits:
Beginning of year	11,179,723	10,795,165

End of year	$10,313,031	$11,179,723

See accompanying notes

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Description of the Plan

The following description of the Centennial Bank Employee Savings & Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:  The Plan is a defined contribution plan established for the benefit of eligible employees of the former Centennial Bancorp and its former subsidiary, Centennial Bank (collectively, "Centennial"). Effective November 15, 2002, Centennial merged with Umpqua Holdings Corporation and its subsidiary, Umpqua Bank (collectively, "Umpqua"), with Umpqua as the surviving corporation. In conjunction with the merger of Centennial and Umpqua, effective January 1, 2003, all participant contributions are being remitted to the Umpqua Bank 401(k) and Profit Sharing Plan (the Umpqua Plan). In March 2003, the Plan was merged into the Umpqua Plan, and all net assets of the Plan were transferred to the Umpqua Plan. Centennial and Umpqua are collectively referred to as "the Employer."

The Plan is administered by an advisory committee (the Plan's Advisory Committee) designated by the Employer. Merrill Lynch Trust Company of California (Merrill Lynch) is the trustee for the Plan ("the Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility:  All employees of Centennial who are age 21 or older are eligible to contribute to the Plan beginning the first day of the month following the completion of one hour of service. Such employees are also eligible to receive matching and/or profit sharing contributions beginning the first day of the Plan year commencing prior to the first anniversary date of such employees' commencement date.

Contributions:  Each participant may elect to contribute a portion of his or her annual compensation to the Plan up to the maximum allowed under the Internal Revenue Code (the IRC). Such contributions are withheld from compensation as a payroll deduction and are paid to the Plan by the Employer. In addition, at the Employer's discretion, the Employer may make matching and/or profit sharing contributions up to the maximum allowed by the IRC. During the years ended December 31, 2002 and 2001, the Employer made matching contributions to the Plan of approximately $0.50 for each dollar contributed by the participants up to 6% of each participant's compensation. In addition to the matching contributions, the Employer made profit sharing contributions to the Plan of approximately $185,000 and $166,000 during the years ended December 31, 2002 and 2001, respectively.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Description of the Plan (continued)

As of December 31, 2002 and 2001, the Plan owed $34,543 and $1,138, respectively, to certain participants for employee contributions that were made in excess of IRC limitations.

Participants' accounts:  Each participant has an individual account which is maintained by the Trustee. Participant contributions are credited to the individual accounts, along with the Employer's matching and/or profit sharing contributions. Participants allocate their contributions into one or more investment funds (see Note 3).

Earnings and losses for each fund are allocated to the individual accounts based on the individual's account balance as compared to the related fund's total balance. Forfeitures of terminated participants' nonvested accounts are allocated to the remaining participants' accounts in the same manner in which Centennial makes contributions to participants' accounts. Accumulated forfeited amounts to be allocated to the remaining participants' accounts totaled approximately $35,000 and $37,000 as of December 31, 2002 and 2001, respectively. The benefit to which the participant is entitled is the vested portion of the participant's account.

Vesting:  Participants are immediately vested in their elective contributions, all rollovers from other qualified plans, and the actual earnings and losses on these contributions and rollovers. These amounts cannot be forfeited for any reason. Vesting in the participants' share of the Employer's matching and/or profit sharing contributions and actual earnings or losses thereon is based on years of credited service, as follows:
Years of credited service	Vesting percentage
Less than 2	None
2	20%
3	40%
4	60%
5	80%
6 or more	100%

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

1. Description of the Plan (continued)

Payment of benefits:  Upon retirement, death, disability, or termination, participants (or their beneficiaries) may elect to receive either a lump-sum cash amount equal to the value of the participant's vested interest in his or her account (the vested interest), installments of the vested interest over a period of time, or a distribution in their respective shares of the Employer's common stock (in accordance with Plan provisions).

Plan termination and amendment:  Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants would become fully vested in their accounts, and the value of all participant accounts would be distributed to them. Additionally, the Employer has the authority to amend the Plan at its discretion, except that no funds can revert from the Plan to the Employer.

Trustee and administrative fees:  Trustee fees are charged directly to participant accounts and, therefore, are included in net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. Administrative fees are paid by the Employer or deducted from the Plan's assets at the discretion of the Plan's Advisory Committee.

2. Summary of significant accounting policies

Basis of accounting:  The accompanying financial statements and supplemental schedule have been prepared under the accrual method of accounting. The preparation of financial statements and supplemental schedule in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual amounts could differ from those estimates.

Investment valuation:  The Plan's investments are stated at fair value. The investments in common stock of the Umpqua Holdings Corporation Stock Fund and the Centennial Bancorp Stock Fund are valued at quoted market prices. The fair value of shares of registered investment companies and investments in the common and collective trust are based on the market value of the underlying investments as determined by the Trustee.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

2. Summary of significant accounting policies (continued)

Purchases and sales of securities are recorded on a trade-date basis.

Due to changes in economic conditions, interest rates, and common stock prices, the fair value of the Plan's investments can be volatile. Consequently, the fair value of the Plan's investments can significantly change in the near term as a result of such volatility.

Income recognition:  Contributions from the participants are accrued in the period in which they are deducted from wages in accordance with compensation deferral agreements. Employer matching contributions are accrued as earned by the participants. Employer profit sharing contributions are accrued as determined by the Employer.

The difference in fair value from one year to the next is recorded as net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits. Net appreciation (depreciation) in fair value of investments also includes realized gains and losses on such investments during the year.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:  Benefits are recorded when paid.

3. Investment funds

All investments are participant directed in the following funds:

Merrill Lynch Retirement Reserves Money Fund - The Merrill Lynch Retirement Reserves Money Fund invests in short-term money market instruments. According to Merrill Lynch, the investment objective of this fund is current income, preservation of capital, and liquidity.

Umpqua Holdings Corporation Stock Fund - The Umpqua Holdings Corporation Stock Fund is comprised of Umpqua Holdings Corporation common stock. The objective of this fund is to provide participants with the option to invest in their own company's stock.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3. Investment funds (continued)

Centennial Bancorp Stock Fund - The Centennial Bancorp Stock Fund was comprised of Centennial Bancorp common stock. The objective of this fund was to provide participants with the option to invest in their own company's stock.

Pioneer Fund - The Pioneer Fund invests in common stocks, preferred stocks, and securities convertible into common stocks of United States (U.S.) and foreign corporations. According to Merrill Lynch, the investment objective of this fund is to provide reasonable income and growth of capital.

PIMCO Total Return Administrative Fund - The PIMCO Total Return Administrative Fund is a core diversified bond fund. The fund is broadly diversified in a mixture of government and high-quality corporate bonds. According to Merrill Lynch, the objective of this fund is to seek total return consistent with the preservation of capital.

Merrill Lynch Focus Value Fund - The Merrill Lynch Focus Value Fund invests in equity securities of U.S. and foreign corporations. According to Merrill Lynch, the investment objective of this fund is to provide long-term capital growth.

Van Kampen Equity and Income Fund - The Van Kampen Equity and Income Fund invests in income-producing equity instruments and debt securities. According to Merrill Lynch, the investment objective of this fund is primarily to seek the highest possible income, consistent with safety of principal, and secondarily to seek the long-term growth of capital.

John Hancock Small-Cap Value Fund - The John Hancock Small-Cap Value Fund invests in small capitalization common stocks of U.S. and foreign companies, along with various other short-term investments. According to Merrill Lynch, the investment objective of this fund is to provide capital growth.

ING Pilgrim International Value Fund - The ING Pilgrim International Value Fund invests in foreign companies with market capitalizations greater than $1 billion. According to Merrill Lynch, the investment objective of this fund is to provide long-term capital growth.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3. Investment funds (continued)

Alliance Premier Growth Fund - The Alliance Premier Growth Fund invests in common stocks of U.S. corporations. According to Merrill Lynch, the investment objective of this fund is to provide long-term capital growth.

Merrill Lynch Basic Value Fund - The Merrill Lynch Basic Value Fund invests in equity securities of U.S. and foreign corporations. According to Merrill Lynch, the investment objective of this fund is to provide long-term capital growth, with the secondary objective to provide current income.

Oppenheimer Quest Balanced Value Fund - The Oppenheimer Quest Balanced Value Fund invests in stocks of U.S. and foreign corporations. According to Merrill Lynch, the investment objective of this fund is capital growth and current income.

Merrill Lynch S&P 500 Index Fund - The Merrill Lynch S&P 500 Index Fund invests in equity securities in approximately the same weightings as the Standard & Poor's 500 Stock Index (the S&P 500 Index). According to Merrill Lynch, the investment objective of this fund is to provide investment results that, before expenses, replicate the total return of the S&P 500 Index.

Mercury Low Duration Fund - The Mercury Low Duration Fund invests in an investment grade portfolio of bonds, including U.S. Government issues and corporate bonds. According to Merrill Lynch, the investment objective of this fund is to maximize total return, consistent with capital preservation.

Merrill Lynch Healthcare Fund - The Merrill Lynch Healthcare Fund invests in equity securities of U.S. and foreign corporations that derive, or expect to derive, a substantial portion of their sales from products and services in healthcare. According to Merrill Lynch, the investment objective of this fund is long-term capital growth.

Alliance Technology Fund - The Alliance Technology Fund invests in securities of companies expected to benefit from technological advances and improvements. According to Merrill Lynch, the investment objective of this fund is primarily to provide long-term capital growth, with the secondary objective to provide current income.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3. Investment funds (continued)

Dreyfus Premier Mid-Cap Stock Fund - The Dreyfus Premier Mid-Cap Stock Fund invests in stocks of medium-size U.S. and foreign corporations. According to Merrill Lynch, the investment objective of this fund is to provide total investment returns expected to be higher than those of Standard & Poor's Mid-Cap Price Index.

Davis New York Venture Fund - The Davis New York Venture Fund invests primarily in common stocks of U.S. companies with market capitalizations of at least $10 billion. According to Merrill Lynch, the investment objective of this fund is capital growth.

Merrill Lynch Small-Cap Value Fund - The Merrill Lynch Small-Cap Value Fund invests primarily in common stocks of relatively small companies and emerging growth companies regardless of size. According to Merrill Lynch, the investment objective of this fund is to seek long-term growth of capital.

John Hancock Strategic Income Fund - The John Hancock Strategic Income Fund invests in international fixed income securities, U.S. Government issues, and high-yielding corporate bonds. According to Merrill Lynch, the investment objective of this fund is high current income.

Merrill Lynch International Index Fund - The Merrill Lynch International Index Fund invests primarily in stocks of foreign corporations. According to Merrill Lynch, the investment objective of this fund was to provide investment results that, before expenses, replicate the total return of the Morgan Stanley Capital International EAFE GDP Weighted Index.

BlackRock Balanced Portfolio Fund - The BlackRock Balanced Portfolio Fund invested in a blend of equity and fixed income securities. According to Merrill Lynch, the investment objective of this fund was to provide long-term capital appreciation, with the secondary objective to provide current income from bonds.

Munder NetNet Fund - The Munder NetNet Fund invested in equity securities of corporations expected to benefit from the growth of the internet and intranet. According to Merrill Lynch, the investment objective of this fund was long-term capital growth.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

3. Investment funds (continued)

Van Kampen American Value Fund - The Van Kampen American Value Fund invested in equity securities of medium-size U.S. and foreign corporations. According to Merrill Lynch, the investment objective of this fund was high total return.

During the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in fair value as follows:
	2002	2001

Employer common stock	$1,380,543	$(115,532)
Shares of registered investment companies	(1,242,579)	(549,371)

	$137,964	$(664,903)

4. Related party transactions

A portion of the Plan's investments is invested in Employer common stock and certain other of the Plan's investments are held in funds maintained by the Trustee. Consequently, transactions involving these investments qualify as party-in-interest transactions.

The Employer is the sponsor of the Plan and paid the administrative fees of the Plan during the years ended December 31, 2002 and 2001. Certain members of the Plan's Advisory Committee are also participants in the Plan.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

5. Reconciliation of financial statements to the Form 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to the Form 5500 as of December 31, 2002 and 2001:
	2002	2001
Net assets available for benefits according to the
financial statements	$10,313,031	$11,179,723
Employer contribution receivable not recorded
on the Form 5500	-	(400,000)
Participant contributions receivable not recorded
on the Form 5500	-	(20,628)
Excess contributions payable not recorded on
the Form 5500	-	1,138
Other	1,343	859

Net assets available for benefits according to the
Form 5500	$10,314,374	$10,761,092

The following are reconciliations of total investment income (loss), net; total contributions; and total benefits paid to participants according to the financial statements to the Form 5500 for the years ended December 31, 2002 and 2001:
	2002	2001
Total investment income (loss), net, according to the
financial statements	$331,045	$(427,041)
Other	483	385
Total investment income (loss), net, according to the
Form 5500	$331,528	$(426,656)

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

5. Reconciliation of financial statements to the Form 5500 (continued)

	2002	2001
Total contributions according to the financial
statements	$1,339,785	$1,496,719
Employer contributions receivable	400,000	60,000
Participant contributions receivable	20,628	1,345
Forfeitures from prior years allocated to
participants during current year	36,647	31,297
Change in excess contributions payable	33,405	1,138

Total contributions according to the Form 5500	$1,830,465	$1,590,499

Total deductions according to the financial
statements	$2,537,522	$685,120
Amounts allocated to withdrawing participants
at beginning of year	-	(20,836)
Excess contributions payable	34,543	-
Forfeitures from prior years allocated to
participants during current year	36,647	31,297

Total deductions according to the Form 5500	$2,608,712	$695,581

Contributions from the Employer and participants are recorded on the Form 5500 under the cash basis of accounting. Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. Contributions made in excess of IRC limits are included in current year contributions on the Form 5500.

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2002

6. Income tax status

The Internal Revenue Service has determined and informed the Employer by a letter dated November 15, 2001, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan's Advisory Committee and the Plan's legal counsel believe that the Plan is designed and is being operated in compliance with the applicable provisions of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax exempt as of December 31, 2002 and 2001. Consequently, no provision for income taxes has been included in the accompanying financial statements.

SUPPLEMENTAL SCHEDULE

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CENTENNIAL BANK EMPLOYEE
SAVINGS & PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 93-0792841
PLAN: 002

December 31, 2002
(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(d) Cost	(e) Current value
*	Merrill Lynch Trust Company of California	Merrill Lynch Retirement Reserves Money Fund (3,093,896.360 shares)	**	$3,093,896
*	Umpqua Holdings Corporation	Umpqua Holdings Corporation Stock Fund (157,906.331 shares)	**	2,881,791
	Pioneer Investments	Pioneer Fund (26,427.790 shares)	**	812,919
	Pacific Investment Management Company	PIMCO Total Return Administrative Fund (52,213.674 shares)	**	557,120
*	Merrill Lynch Trust Company of California	Merrill Lynch Focus Value Fund (56,881.213 shares)	**	512,500
	Van Kampen Funds	Van Kampen Equity and Income Fund (74,753.165 shares)	**	494,866
	John Hancock Funds	John Hancock Small-Cap Value Fund (23,753.148 shares)	**	272,924
	ING Pilgrim Investments	ING Pilgrim International Value Fund (24,815.404 shares)	**	255,356
	Alliance Capital	Alliance Premier Growth Fund (18,150.561 shares)	**	249,389
*	Merrill Lynch Trust Company of California	Merrill Lynch Basic Value Fund (10,173.045 shares)	**	236,828
	Oppenheimer Funds	Oppenheimer Quest Balanced Value Fund (15,080.989 shares)	**	190,473
*	Merrill Lynch Trust Company of California	Merrill Lynch S&P 500 Index Fund (11,331.203 shares)	**	121,810
	Mercury Advisors	Mercury Low Duration Fund (7,513.755 shares)	**	75,138
*	Merrill Lynch Trust Company of California	Merrill Lynch Healthcare Fund (11,772.549 shares)	**	58,863
	Alliance Capital	Alliance Technology Fund (1,039.621 shares)	**	39,869
	Dreyfus Mutual Funds	Dreyfus Premier Mid-Cap Stock Fund (1,944.240 shares)	**	25,781
	Davis Funds	Davis New York Venture Fund (1,087.774 shares)	**	22,778
*	Merrill Lynch Trust Company of California	Merrill Lynch Small-Cap Value Fund (416.428 shares)	**	7,508
	John Hancock Funds	John Hancock Strategic Income Fund (1,133.083 shares)	**	7,365
*	Merrill Lynch Trust Company of California	Merrill Lynch International Index Fund (665.182 shares)	**	4,696
		Total investments		$9,921,870

_____________________

* A party-in-interest as defined by ERISA.
** Cost omitted for participant-directed investments.

See accompanying notes.

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SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2003	CENTENNIAL BANK EMPLOYEE SAVINGS AND PROFIT SHARING PLAN By:/s/ Steven L. Philpott Steven L. Philpott EVP/General Counsel, Umpqua Holdings Corporation Chair of Centennial Bank 401(k) Advisory Committee

INDEX TO EXHIBITS TO FORM 11-K

Exhibit #	Description
23	Consent of Independent Auditors
99.1	Section 906 Certification by Steven Philpott

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CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Centennial Bank Employee Savings & Profit Sharing Plan of our report dated May 14, 2003, with respect to the financial statements of the Centennial Bank Employee Savings & Profit Sharing Plan included in the Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Symonds, Evans & Company, P.C.

Portland, Oregon
June 23, 2003

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Exhibit 99.1

CERTIFICATION OF
CHAIRMAN OF ADVISORY COMMITTEE FOR EMPLOYEE BENEFIT PLAN

This certification is given by the undersigned Chairman of the Advisory Committee for the Centennial Bank Employee Savings and Profit Sharing Plan (the "registrant") pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. The undersigned hereby certifies, with respect to the registrant's annual report of Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the registrant

/s/ Steven L. Philpott
Executive Vice President and General Counsel
Umpqua Holdings Corporation
Chairman of Centennial Bank 401(k) Advisory Committee

June 27, 2003